UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)
OF THE INVESTMENT COMPANY OF 1940 (“ACT”)
AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Corsair Opportunity Fund (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-22978

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒          Initial Application       ☐          Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 366 Madison Avenue, 12th Floor, New York, New York 10017

6.
Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Thomas Hess, 366 Madison Avenue, 12th Floor, New York, New York 10017, (212) 949-3003

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Thomas Hess, 366 Madison Avenue, 12th Floor, New York, New York 10017, (212) 949-3003

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐    Open-end                           ☒      Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Corsair Capital Management, L.P., 366 Madison Avenue, 12th Floor, New York, New York 10017

12.
Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101

13.	If the fund is a unit investment trust ("UIT") provide: Not applicable.

(a)	Depositor's name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)? Not applicable.

☐ Yes          ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes          ☐ No

If Yes, state the date on which the board vote took place:  November 22, 2016

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes          ☒ No

If Yes, state the date on which the shareholder vote took place: Not applicable.

If No, explain: Pursuant to authority conferred on the board of trustees of the Fund, a Delaware statutory trust, by Article VIII, Section 2 of the Trust's Agreement and Declaration of Trust, the Trustees approved the liquidation and termination of the Fund upon written notice to the shareholders of the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes          ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: December 15, 2016

(b)	Were the distributions made on the basis of net assets?

☒ Yes          ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes          ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes          ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not applicable.

17.	Closed-end funds only: Has the fund issued senior securities?

☐ Yes          ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: Not applicable.

18.	Has the fund distributed all of its assets to the fund's shareholders?

☒ Yes          ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?
☐

(b)	Describe the relationship of each remaining shareholder to the fund:
☐

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes          ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Not applicable.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes          ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not applicable.

(b)	Why has the fund retained the remaining assets? Not applicable.

(c)	Will the remaining assets be invested in securities? Not applicable.

☐ Yes          ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes          ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability: Not applicable.

(b)	How does the fund intend to pay these outstanding debts or other liabilities? Not applicable.

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $5,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $9 (Mailing notice to shareholders)

(iv)	Total expenses (sum of lines (i)-(iii) above): $5,009

(b)	How were those expenses allocated? The expenses were allocated to the Fund’s investment adviser, Corsair Capital Management, L.P., (the “Adviser”).

(c)	Who paid those expenses? The Adviser.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes          ☒ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not applicable.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes          ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes          ☒ No

If Yes, describe the nature and extent of those activities: Not applicable.

VI.	Mergers Only Not applicable.

26. (a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- ______________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of
the Investment Company Act of 1940 on behalf of	Corsair Opportunity Fund	, (ii) he is the
(Name of Fund)

President and Principal Executive Officer	of	Corsair Opportunity Fund	, and (iii) all actions by shareholders, directors,
(Title)		(Name of Fund)

and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Corsair Opportunity Fund

/s/ Jay Petschek
Name: Jay Petschek Title: President and Principal Executive Officer